SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration on Form S-8 (File Nos. 333-182279,333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-239701, 333-264992 and 333-267160).

EXPLANATORY NOTE

On April 27, 2023, Trinity Biotech plc (Nasdaq: TRIB) (the “Company”), a leading developer and manufacturer of diagnostic solutions for the point-of-care and clinical laboratory markets, announced that it has closed the recently announced sale of its Fitzgerald Industries life sciences supply business, consisting of Benen Trading Ltd and Fitzgerald Industries International, Inc, to Biosynth for cash proceeds of approximately $30 million subject to customary adjustments. Biosynth is owned, amongst others, by KKR, Ampersand Capital Partners and management.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Trinity Biotech Announces the Successful Closing of the $30 Million Sale of its Life Sciences Supply Business to Biosynth”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ John Gillard
John Gillard
Chief Financial Officer

Date: May 1, 2023